      As filed with the Securities and Exchange Commission on June 30, 1997




                        SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC  20549

                            ------------------------------

                                     FORM 11-K


                                   ANNUAL REPORT
                         PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


(Mark One):

  X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
 ---   OF 1934.



For the fiscal year ended December 31, 1996
                          -----------------

                                         OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES --- EXCHANGE ACT OF 1934.



For the transition period from                      to
                               ---------------------   -----------------------

Commission file number      1-9390
                       ------------------


                            ------------------------------


                         FOODMAKER, INC. EASY$AVER PLUS PLAN
                               (Full title of the Plan)

                            ------------------------------

                                   FOODMAKER, INC.
             (Name of issuer of the securities held pursuant to the Plan)


                                  9330 Balboa Avenue
                                 San Diego, CA  92123
                      (Address of principal executive offices)

                        FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Financial Statements and Schedules

                             December 31, 1996 and 1995

                    (With Independent Auditors' Report Thereon)

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

                            December 31, 1996 and 1995

                                 TABLE OF CONTENTS




                                                                Page number
                                                                -----------

Independent Auditors' Report                                         1

Statement of Net Assets Available for Benefits With Fund
  Information as of December 31, 1996                                2

Statement of Net Assets Available for Benefits With Fund
  Information as of December 31, 1995                                4

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the year ended December 31, 1996         5

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the year ended December 31, 1995         8

Notes to Financial Statements                                        9

Schedule I - Line 27a - Schedule of Assets Held for
  Investment Purposes                                               14

Schedule II - Line 27d - Schedule of Reportable
  Transactions                                                      16

                         Independent Auditors' Report
                         ----------------------------

The Participants and the
            Administrative Committee
Foodmaker, Inc. Easy$aver Plus Plan:


We have audited the accompanying statements of net assets available for benefits of the Foodmaker, Inc. Easy$aver Plus Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
The fund information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                              KPMG PEAT MARWICK LLP



San Diego, California
June 23, 1997

                    FOODMAKER, INC. EASY$AVER PLUS PLAN
       Statement of Net Assets Available for Benefits With Fund Information
                             December 31, 1996
                               (in thousands)

                                                                                   Dreyfus
                                    Certus     Dreyfus     Dreyfus     Dreyfus     Lifetime    Dreyfus    Neuberger
                                    Stable    Short/Int  Disciplined   Lifetime    Growth &    Lifetime    & Berman
                                    Value        Govt       Stock       Income      Income      Growth     Gaurdian       Sub
                                     Fund        Fund        Fund        Fund        Fund        Fund        Trust       Total
                                    -------     -------     -------     -------     -------     -------     -------     -------
Assets
Investments, at fair value:
  Common/collective trust funds     $    41           9          24           4          30           8           8         124
  Common stocks                           -           -           -           -           -           -           -           -
  Mutual funds                        3,554         918       5,355         106       8,954         300         396      19,583
  Participant notes receivable            -           -           -           -           -           -           -           -
                                    -------     -------     -------     -------     -------     -------     -------     -------
                                      3,595         927       5,379         110       8,984         308         404      19,707

Investments, at contract value:
  Guaranteed investment contracts     9,896           -           -           -           -           -           -       9,896
                                    -------     -------     -------     -------     -------     -------     -------     -------

      Total investments              13,491         927       5,379         110       8,984         308         404      29,603
                                    -------     -------     -------     -------     -------     -------     -------     -------

Receivables:
 Due from broker                          -           8          43           -          48           1           2         102
 Interest                                67           -           -           -           -           -           -          67
                                    -------     -------     -------     -------     -------     -------     -------     -------
                                         67           8          43           -          48           1           2         169
                                    -------     -------     -------     -------     -------     -------     -------     -------
      Total assets                   13,558         935       5,422         110       9,032         309         406      29,772
                                    -------     -------     -------     -------     -------     -------     -------     -------

Liabilities
Accrued expenses                         12           -           -           -           -           -           -          12
Due to broker                             -           -           -           -           -           -           -           -
                                    -------     -------     -------     -------     -------     -------     -------     -------
                                         12           -           -           -           -           -           -          12
                                    -------     -------     -------     -------     -------     -------     -------     -------

Net assets available for benefits   $13,546         935       5,422         110       9,032         309         406      29,760
                                    =======     =======     =======     =======     =======     =======     =======     =======

                                                                                                                    (Continued)

                                    -2-

                     FOODMAKER, INC. EASY$AVER PLUS PLAN
Statement of Net Assets Available for Benefits With Fund Information, Continued
                               December 31, 1996
                                 (in thousands)

                                                                                    Warburg
                                                Crabbe                 Crabbe       Pincus   Foodmaker,
                                                Huson     Heartland     Huson        Intl.      Inc.     Participant
                                     Sub        Equity      Value      Special      Equity     Common       Notes
                                    Total        Fund        Fund        Fund        Fund       Stock     Receivable     Total
                                    -------     -------     -------     -------     -------     -------   ----------    -------
Assets
Investments, at fair value:
  Common/collective trust funds     $   124           4           7           2           4          12           -         153
  Common stocks                           -           -           -           -           -       2,288           -       2,288
  Mutual funds                       19,583         169         575          89         222           -           -      20,638
  Participant notes receivable            -           -           -           -           -           -       3,231       3,231
                                    -------     -------     -------     -------     -------     -------     -------     -------
                                     19,707         173         582          91         226       2,300       3,231      26,310

Investments, at contract value:
 Guaranteed investment contracts      9,896           -           -           -           -           -           -       9,896
                                    -------     -------     -------     -------     -------     -------     -------     -------

      Total investments              29,603         173         582          91         226       2,300       3,231      36,206
                                    -------     -------     -------     -------     -------     -------     -------     -------

Receivables:
 Due from broker                        102           2           2           1           -           8           -         115
 Interest                                67           -           -           -           -           -           -          67
                                    -------     -------     -------     -------     -------     -------     -------     -------
                                        169           2           2           1           -           8           -         182
                                    -------     -------     -------     -------     -------     -------     -------     -------

      Total assets                   29,772         175         584          92         226       2,308       3,231      36,388
                                    -------     -------     -------     -------     -------     -------     -------     -------

Liabilities
Accrued expenses                         12           -           -           -           -           -           -          12
Due to broker                             -           -           -           -           -           3           -           3
                                    -------     -------     -------     -------     -------     -------     -------     -------
                                         12           -           -           -           -           3           -          15
                                    -------     -------     -------     -------     -------     -------     -------     -------

Net assets available for benefits   $29,760         175         584          92         226       2,305       3,231      36,373
                                    =======     =======     =======     =======     =======     =======     =======     =======

See accompanying notes to financial statements.
                                    -3-

                    FOODMAKER, INC. EASY$AVER PLUS PLAN
      Statement of Net Assets Available for Benefits With Fund Information
                             December 31, 1995
                               (in thousands)



                                   Fidelity               Twentieth   Foodmaker,
                                    Equity      Fixed      Century       Inc.      Dreyfus   Participant
                                    Income      Income      Select      Common    Short/Int     Notes
                                     Fund        Fund        Fund        Stock    Govt Fund   Receivable     Total
                                    -------     -------     -------     -------     -------     -------     -------
Assets
Investments, at fair value:
 Common/collective trust funds      $    50         151          25          11          10           -         247
 Common stocks                            -           -           -       1,364           -           -       1,364
 Mutual funds                         8,843           -       2,948           -         695           -      12,486
 Participant notes receivable             -           -           -           -           -       2,543       2,543
                                    -------     -------     -------     -------     -------     -------     -------
                                      8,893         151       2,973       1,375         705       2,543      16,640


Investments, at contract value:
 Guaranteed investment contracts          -      14,400           -           -           -           -      14,400
                                    -------     -------     -------     -------     -------     -------     -------

      Total investments               8,893      14,551       2,973       1,375         705       2,543      31,040
                                    -------     -------     -------     -------     -------     -------     -------

Receivables:
 Interest                                 -          76           -           -           -           -          76
 Employer's contribution                  4           8           3           1           1           -          17
 Participants' contributions             15          22           9           4           4           -          54
                                    -------     -------     -------     -------     -------     -------     -------
      Total receivables                  19         106          12           5           5           -         147
                                    -------     -------     -------     -------     -------     -------     -------

Transfers due from (to) other funds     111        (183)         37          43          (8)          -           -
                                    -------     -------     -------     -------     -------     -------     -------

Net assets available for benefits   $ 9,023      14,474       3,022       1,423         702       2,543      31,187
                                    =======     =======     =======     =======     =======     =======     =======

See accompanying notes to financial statements.
                                    -4-

                    FOODMAKER, INC. EASY$AVER PLUS PLAN
Statement of Changes in Net Assets Available for Benefits With Fund Information
                      Year ended December 31, 1996
                              (in thousands)

                                   Fidelity               Twentieth     Certus      Dreyfus    Dreyfus
                                    Equity      Fixed      Century      Stable     Short/Int Disciplined
                                    Income      Income      Select      Value        Govt       Stock         Sub
                                     Fund        Fund        Fund        Fund        Fund        Fund        Total
                                    -------     -------     -------     -------     -------     -------     -------
Additions
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments     $   380           -         139           -         (17)        689       1,191
  Interest                                1         147           1         611          11           -         771
  Dividends                             179           -           -           -          38          49         266
                                    -------     -------     -------     -------     -------     -------     -------
                                        560         147         140         611          32         738       2,228
                                    -------     -------     -------     -------     -------     -------     -------
Contributions:
 Participants'                          174         288         113         753         231         429       1,988
 Employer's                              52          97          32         259          65         125         630
                                    -------     -------     -------     -------     -------     -------     -------
                                        226         385         145       1,012         296         554       2,618
                                    -------     -------     -------     -------     -------     -------     -------
      Total additions                   786         532         285       1,623         328       1,292       4,846
                                    -------     -------     -------     -------     -------     -------     -------
Deductions
Deductions in net assets
 attributed to:
 Benefits paid to participants         (431)     (1,025)       (246)       (634)        (47)       (164)     (2,547)
 Administrative expenses                 (7)        (37)         (6)        (47)         (8)         (8)       (113)
                                    -------     -------     -------     -------     -------     -------     -------
      Total deductions                 (438)     (1,062)       (252)       (681)        (55)       (172)     (2,660)
                                    -------     -------     -------     -------     -------     -------     -------

Net increase (decrease) prior to
 interfund transfers                    348        (530)         33         942         273       1,120       2,186
Interfund transfers                  (9,371)    (13,944)     (3,055)     12,604         (40)      4,302      (9,504)
                                    -------     -------     -------     -------     -------     -------     -------
      Net increase (decrease)        (9,023)    (14,474)     (3,022)     13,546         233       5,422      (7,318)

Net assets available for benefits:
 Beginning of year                    9,023      14,474       3,022           -         702           -      27,221
                                    -------     -------     -------     -------     -------     -------     -------

 End of year                        $     -           -           -      13,546         935       5,422      19,903
                                    =======     =======     =======     =======     =======     =======     =======
                                                                                                         (Continued)

                                    -5-

                  FOODMAKER, INC. EASY$AVER PLUS PLAN
      Statement of Changes in Net Assets Available for Benefits With Fund
                          Information, Continued
                       Year ended December 31, 1996
                              (in thousands)

                                                           Dreyfus
                                                Dreyfus    Lifetime     Dreyfus    Neuberger    Crabbe
                                               Lifetime    Growth &    Lifetime    & Berman     Huson
                                     Sub        Income      Income      Growth     Guardian     Equity        Sub
                                    Total        Fund        Fund        Fund        Trust       Fund        Total
                                    -------     -------     -------     -------     -------     -------     -------
Additions
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments     $ 1,191          (1)        667          19          38          14       1,928
  Interest                              771           -           1           -           -           -         772
  Dividends                             266           5         190           5           2           1         469
                                    -------     -------     -------     -------     -------     -------     -------
                                      2,228           4         858          24          40          15       3,169
                                    -------     -------     -------     -------     -------     -------     -------

Contributions:
 Participants'                        1,988          78         578         159         125          77       3,005
 Employer's                             630          24         177          46          33          20         930
                                    -------     -------     -------     -------     -------     -------     -------
                                      2,618         102         755         205         158          97       3,935
                                    -------     -------     -------     -------     -------     -------     -------
      Total additions                 4,846         106       1,613         229         198         112       7,104
                                    -------     -------     -------     -------     -------     -------     -------

Deductions
Deductions in net assets
 attributed to:
 Benefits paid to participants       (2,547)         (6)       (440)        (10)         (2)         (2)     (3,007)
 Administrative expenses               (113)         (1)        (12)         (1)          -           -        (127)
                                    -------     -------     -------     -------     -------     -------     -------
      Total deductions               (2,660)         (7)       (452)        (11)         (2)         (2)     (3,134)
                                    -------     -------     -------     -------     -------     -------     -------

Net increase (decrease) prior to
 interfund transfers                  2,186          99       1,161         218         196         110       3,970
Interfund transfers                  (9,504)         11       7,871          91         210          65      (1,256)
                                    -------     -------     -------     -------     -------     -------     -------

      Net increase (decrease)        (7,318)        110       9,032         309         406         175       2,714
                                    -------     -------     -------     -------     -------     -------     -------
Net assets available for benefits:
 Beginning of year                   27,221           -           -           -           -           -      27,221
                                    -------     -------     -------     -------     -------     -------     -------
 End of year                        $19,903         110       9,032         309         406         175      29,935
                                    =======     =======     =======     =======     =======     =======     =======


                                                                                                        (Continued)

                                    -6-

                     FOODMAKER, INC. EASY$AVER PLUS PLAN
       Statement of Changes in Net Assets Available for Benefits With Fund
                             Information, Continued
                          Year ended December 31, 1996
                                 (in thousands)

                                                                        Warburg
                                                            Crabbe      Pincus    Foodmaker,
                                               Heartland     Huson       Intl.       Inc.     Participant
                                     Sub         Value      Special     Equity      Common       Notes
                                    Total        Fund        Fund        Fund        Stock     Receivable    Total
                                    -------     -------     -------     -------     -------    ----------   -------
Additions
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments     $ 1,928          39           4           2         689           -       2,662
  Interest                              772           -           -           -           1         228       1,001
  Dividends                             469           1           1           5           -           -         476
                                    -------     -------     -------     -------     -------     -------     -------
                                      3,169          40           5           7         690         228       4,139
                                    -------     -------     -------     -------     -------     -------     -------

Contributions:
 Participants'                        3,005         125          43          67         275           -       3,515
 Employer's                             930          31          11          18          78           -       1,068
                                    -------     -------     -------     -------     -------     -------     -------
                                      3,935         156          54          85         353           -       4,583
                                    -------     -------     -------     -------     -------     -------     -------

      Total additions                 7,104         196          59          92       1,043         228       8,722
                                    -------     -------     -------     -------     -------     -------     -------

Deductions
Deductions in net assets
 attributed to:
 Benefits paid to participants       (3,007)         (2)         (1)         (1)       (163)       (233)     (3,407)
 Administrative expenses               (127)          -           -           -          (2)          -        (129)
                                    -------     -------     -------     -------     -------     -------     -------

      Total deductions               (3,134)         (2)         (1)         (1)       (165)       (233)     (3,536)
                                    -------     -------     -------     -------     -------     -------     -------

Net increase (decrease) prior to
 interfund transfers                  3,970         194          58          91         878          (5)      5,186
Interfund transfers                  (1,256)        390          34         135           4         693           -
                                    -------     -------     -------     -------     -------     -------     -------
      Net increase (decrease)         2,714         584          92         226         882         688       5,186

Net assets available for benefits:
 Beginning of year                   27,221           -           -           -       1,423       2,543      31,187
                                    -------     -------     -------     -------     -------     -------     -------
 End of year                        $29,935         584          92         226       2,305       3,231      36,373
                                    =======     =======     =======     =======     =======     =======     =======


See accompanying notes to financial statements.
                                    -7-

                    FOODMAKER, INC. EASY$AVER PLUS PLAN
Statement of Changes in Net Assets Available for Benefits With Fund Information
                        Year Ended December 31, 1995
                             (in thousands)


                                   Fidelity               Twentieth   Foodmaker,
                                    Equity      Fixed      Century       Inc.       Dreyfus   Participant
                                    Income      Income      Select      Common     Short/Int     Notes
                                     Fund        Fund        Fund        Stock     Govt Fund   Receivable    Total
                                    -------     -------     -------     -------    ---------   ----------   -------
Additions
Additions to net assets
 attributed to:
 Investment income
   Net appreciation in fair
    value of investments            $ 1,906           -         507         360          31           -       2,804
   Interest                               -         908           -           -          43         233       1,184
   Dividends                            210           -          20           -           -           -         230
                                    -------     -------     -------     -------     -------     -------     -------
                                      2,116         908         527         360          74         233       4,218
                                    -------     -------     -------     -------     -------     -------     -------
Contributions:
 Employer's                             123         251          77          34          31           -         516
 Participants'                          791       1,448         507         229         199           -       3,174
                                    -------     -------     -------     -------     -------     -------     -------

                                        914       1,699         584         263         230           -       3,690
                                    -------     -------     -------     -------     -------     -------     -------
      Total additions                 3,030       2,607       1,111         623         304         233       7,908
                                    -------     -------     -------     -------     -------     -------     -------

Deductions
Deductions to net assets
 attributed to:
 Benefits paid to participants         (897)     (1,828)       (374)       (105)        (81)       (244)     (3,529)
 Administrative expenses                (21)        (66)        (16)          -         (10)                   (113)
                                    -------     -------     -------     -------     -------     -------     -------


      Total deductions                 (918)     (1,894)       (390)       (105)        (91)       (244)     (3,642)
                                    -------     -------     -------     -------     -------     -------     -------

Net increase (decrease) prior
 to interfund transfers               2,112         713         721         518         213         (11)      4,266
Interfund transfers                     164        (375)         15         122         (37)        111           -
                                    -------     -------     -------     -------     -------     -------     -------
      Net increase                    2,276         338         736         640         176         100       4,266

Net assets available for
 benefits:

 Beginning of year                    6,747      14,136       2,286         783         526       2,443      26,921
                                    -------     -------     -------     -------     -------     -------     -------

 End of year                        $ 9,023      14,474       3,022       1,423         702       2,543      31,187
                                    =======     =======     =======     =======     =======     =======     =======

See accompanying notes to financial statements.
                                    -8-

                    FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Notes to Financial Statements

                           December 31, 1996 and 1995

1.   DESCRIPTION OF THE PLAN

     The following brief description of the Foodmaker, Inc.
Easy$aver Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.   General:

     The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Foodmaker, Inc. (the "Company") contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

     The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee (the "Committee"). Mellon Bank, N.A. has become successor trustee to Northern Trust Company, and has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan. Beginning in April 1996, recordkeeping administrative services are performed by Dreyfus Service Corporation. In connection with this change in recordkeeper, the Plan offers daily investment trading and has increased the number of investment choices to twelve.

     The Plan covers substantially all regular administrative, clerical, warehouse and distribution employees, and maintenance and equipment technicians of the Company who have completed one year of service, receive regular compensation from a payroll in the United States, and have attained age 21. For employees hired on or after April 1, 1996, the one year of service requirement was changed to one year of service in which the employee is credited with at least 1000 hours of service. Participation by eligible employees is voluntary.

                    FOODMAKER, INC. EASY$AVER PLUS PLAN

                        Notes to Financial Statements

                         December 31, 1996 and 1995
                                 (Continued)

1.   DESCRIPTION OF THE PLAN (Continued)

b.   Contributions:

     Participants can elect to have the Company contribute to the Plan any amount from 2% to 12% of their compensation in 1% increments through payroll deductions. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to income taxes in the year deferred. Except as described below, the Company has made matching contributions equal to 50% of each participant's first 4% of base compensation deferred. Effective April 3, 1995, the Company temporarily suspended matching contributions. Effective October 2, 1995, the Company reinstated matching contributions. Prior to January 1, 1989, participants who deferred at least 4% of compensation could have elected to contribute an additional 1% to 10% of compensation, in 1% increments, on an after-tax basis. Beginning January 1, 1989, after-tax contributions could have been made whether or not the participant had elected to make any pre-tax deferrals. Effective April 1, 1991, after-tax contributions may no longer be made to the Plan.

c.   Vesting:

     Participants have a fully vested interest in their pre-tax deferrals and after-tax contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant or upon attainment of age sixty-five, disability, death or termination of the Plan. The vested amount in a participant's account normally is distributed upon termination of employment. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination.
Forfeitures are used to reduce employer contributions. During the year, no forfeitures were used to reduce employer contributions. As of December 31, 1996, plan assets included $9,867 of unallocated forfeitures.

d.   Participant Accounts:

     As of December 31, 1996, the trustee maintains twelve investment funds. Effective March 31, 1996, the Fidelity Equity Income Fund and the Twentieth Century Select Fund were discontinued. Participant balances were reinvested on April 1, 1996 in the Dreyfus Lifetime Growth & Income Fund and the Dreyfus Disciplined Stock Fund, respectively. Also effective
April 1, 1996, the Fixed Income Fund was renamed the Certus Stable Value Fund and investment management duties previously performed by State Street Bank are now performed by Certus. Participants may direct their pre-tax deferrals, after-tax and Company matching contributions to be placed in any of the twelve investment funds allocated in multiples of 10% to any combination of these investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.

                    FOODMAKER, INC. EASY$AVER PLUS PLAN

                       Notes to Financial Statements

                         December 31, 1996 and 1995
                                  (Continued)

1.   DESCRIPTION OF THE PLAN (Continued)

d.   Participant Accounts (continued):

Participants may elect to transfer all or any multiple of 10% of the value of their accounts among funds on any market trading day. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

     The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service regulations, participants may, with Committee approval, withdraw pre-tax deferrals (exclusive of earnings for withdrawals after December 31, 1989), Company matching contributions (if the participant is fully vested) and related earnings only in the event of a financial hardship. The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

e.   Use of Estimates:

     The Plan sponsor and administrator have made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

f.   Reclassifications:

     Certain 1995 balances have been reclassified to conform to 1996 presentation.

2.   SUMMARY OF ACCOUNTING POLICIES

     The financial statements of the Plan are prepared using the accrual method of accounting.

     The Plan's common/collective trust funds are stated at fair value. The Plan's investments in common stocks and mutual funds are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. All receivables and liabilities are valued at cost, which approximates fair value.

                     FOODMAKER, INC. EASY$AVER PLUS PLAN

                        Notes to Financial Statements

                           December 31, 1996 and 1995
                                  (Continued)


2.   SUMMARY OF ACCOUNTING POLICIES (Continued)

     The Plan's insurance company contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less Plan withdrawals and certain expenses (See Note 4).

3.   INVESTMENTS

     Investments consist of the following at December 31, 1996 and 1995:

                                         December 31, 1996                    December 31, 1995
                                    ------------------------------      -------------------------------
                                               Contract       Fair                 Contract      Fair
Description of Investment            Cost        Value       Value       Cost        Value       Value
-------------------------           -------     -------     -------     -------     -------     -------
                                                             (in thousands)
Northern Trust Collective
  Short-term Investment Fund        $     -           -           -         198           -         198

State Street Yield Enhanced
  Short-term Investment Fund              -           -           -          49           -          49

TBC, Inc. Pooled Employee Fund          153           -         153           -           -           -

Fidelity Equity Income Fund, Inc.
 (net asset value $37.93 in 1995)         -           -           -       7,398           -       8,843

Guaranteed Investment  Contracts      9,896       9,896           -      14,400      14,400           -

Certus Stable Value Fund
 (net asset value $1.00 in 1996)      3,554           -       3,554           -           -           -

Twentieth Century Investors, Inc.
 Select Fund (net asset value
 $35.62 in 1995)                          -           -           -       2,776           -       2,948

Dreyfus Short-Intermediate
 Government Fund (net asset value
 $10.87 and $11.10 in 1996 and
 1995, respectively)                    918           -         918         660           -         695

Dreyfus Disciplined Stock Fund
 (net asset value $26.40 in 1996)     5,031           -       5,355           -           -           -

Dreyfus Lifetime Income Fund
 (net asset value $12.78 in 1996)       110           -         106           -           -           -

Dreyfus Lifetime Growth & Income
 Fund (net asset value $15.51
 in 1996)                             8,497           -       8,954           -           -           -

                       FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Notes to Financial Statements

                            December 31, 1996 and 1995
                                   (Continued)

3.   INVESTMENTS (Continued)

                                         December 31, 1996                    December 31, 1995
                                    ------------------------------      -------------------------------
                                               Contract       Fair                 Contract      Fair
Description of Investment            Cost        Value       Value       Cost        Value       Value
-------------------------           -------     -------     -------     -------     -------     -------
                                                             (in thousands)
Dreyfus Lifetime Growth Fund
 (net asset value $16.26 in 1996)       302           -         300           -           -           -

Neuberger & Berman Guardian Trust
 (net asset value $15.87 in 1996)       366           -         396           -           -           -

Crabbe Huson Equity Fund
 (net asset value $18.85 in 1996)       169           -         169           -           -           -

Heartland Value Fund
 (net asset value $31.65 in 1996)       569           -         575           -           -           -

Crabbe Huson Special Fund
 (net asset value $14.33 in 1996)        86           -          89           -           -           -

Warburg Pincus International Equity
 Fund (net asset value $20.84
 in 1996)                               223           -         222           -           -           -

Foodmaker, Inc. Common Stock          1,895           -       2,288         996           -       1,364

Participant notes receivable          3,231           -       3,231       2,543           -       2,543
                                    -------     -------     -------     -------     -------     -------
                                    $35,000       9,896      26,310      29,020      14,400      16,640
                                    =======     =======     =======     =======     =======     =======

4.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     The Certus Stable Value Fund includes various guaranteed investment contracts ("GIC") with insurance companies. These GIC's guarantee a fixed rate of interest over a specified period of time. Funds may be withdrawn from any GIC by the Plan, prior to the maturity of the GIC, in order to meet the withdrawal elections by the Plan participants from the Certus Stable Value Fund. The average yield on these contracts was 6.2% and 5.8% for the plan years ended December 31, 1996 and 1995, respectively. The crediting interest rates on these contracts approximated the average yield as of December 31, 1996 and 1995.

5.   FEDERAL INCOME TAXES

     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 1, 1987, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended and restated thereafter effective January 1, 1988 and January 1, 1989. On November 28, 1995, the IRS issued a favorable tax determination letter related to these restatements. The Plan was further restated effective January 1, 1996. The Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                                                                   Schedule I
                                                                   ----------
                    FOODMAKER, INC. EASY$AVER PLUS PLAN

           Line 27a-Schedule of Assets Held for Investment Purposes
                               (in thousands)

                                          December 31, 1996                   December 31, 1995
                                 ----------------------------------   ---------------------------------
                                   Number of               Current      Number of               Current
Description of Investment        Shares/Units    Cost        Value    Shares/Units   Cost        Value
-------------------------        ------------   -------     -------   ------------  -------     -------
Common/Collective Trust Funds:

*   Northern Trust Collective
     Short-term Investment Fund           -      $    -           -         198         198         198

*   State Street Yield Enhanced
     Short-term Investment Fund           -           -           -          49          49          49

*   TBC, Inc. Pooled Employee Fund      153         153         153           -           -           -
                                                -------     -------                 -------     -------
                                                    153         153                     247         247
                                                -------     -------                 -------     -------

Guaranteed Investment Contracts:

Principal Mutual, 8.55% matures
 1/2/96                                   -           -           -           -         563         563

CIGNA, 8.75% matures 1/2/96               -           -           -           -         715         715

Mass. Mutual, 7.87% matures 6/30/96       -           -           -           -         334         334

CNA, 6.00% matures 6/30/96
 & 12/31/96                               -           -           -           -         600         600

Principal Mutual, 6.50% matures
 1/2/95-6/30/96                           -           -           -           -         274         274

Metropolitan, 6.10% matures 6/30/97       -         701         701           -         701         701

NY Life, 5.15% matures 6/30/97 & 98       -         591         591           -         895         895

Principal Mutual, 5.02% matures
 7/1/97 & 12/31/97                        -         502         502           -         762         762

Hartford, 4.90% matures 12/31/97          -         337         337           -         684         684

Provident, 4.18% matures 6/30/97          -         312         312           -         637         637

Hartford, 4.76% matures 6/30/97           -         550         550           -       1,121       1,121

NY Life, 6.75% matures 12/31/97
 & 98                                     -         524         524           -         782         782

Principal Mutual, 7.08% matures
 12/31/97 & 6/30/99                       -       1,249       1,249           -       1,238       1,238

Life of VA, 8.04% matures
 6/30/98, 6/30/99 & 12/31/99              -         800         800           -         786         786

Hancock, 7.88% matures
 quarterly through 12/31/99               -         675         675           -         785         785

Transamerica, 5.63% matures
    9/30/97 & 98                          -       1,262       1,262           -       1,118       1,118

Metropolitan, 7.53% matures
 6/30/98 & 12/31/99                       -       1,135       1,135           -       1,148       1,148

NY Life, 6.22% matures
 9/30/97 & 98 and 12/31/98                -       1,258       1,258           -       1,257       1,257
                                                -------     -------                 -------     -------
                                                  9,896       9,896                  14,400      14,400
                                                -------     -------                 -------     -------

                                    -14-

                                                         ----------------------
                    FOODMAKER, INC. EASY$AVER PLUS PLAN

           Line 27a-Schedule of Assets Held for Investment Purposes
                               (in thousands)

                                          December 31, 1996                   December 31, 1995
                                 ----------------------------------   ---------------------------------
                                   Number of               Current      Number of               Current
Description of Investment        Shares/Units    Cost        Value    Shares/Units   Cost        Value
-------------------------        ------------   -------     -------   ------------  -------     -------
Mutual Funds:

    Fidelity Equity Income
     Fund, Inc. (net asset
     value $37.93 in 1995)                -           -           -      233.14       7,398       8,843

*   Certus Stable Value Fund
     (net asset value $1.00
     in 1996)                      3,553.76      3,554       3,554           -           -           -

    Twentieth Century Investors,
     Inc. Select Fund (net asset
     value $35.62 in 1995)                -           -           -       82.77      2,776         2,948

*   Dreyfus Short-Intermediate
     Government Fund (net asset
     value $10.87 and $11.10
     in 1996 and 1995,
     respectively)                    84.45         918         918       62.63         660         695

*   Dreyfus Disciplined Stock
     Fund (net asset value
     $26.40 in 1996)                 202.86       5,031       5,355           -           -           -

*   Dreyfus Lifetime Income
    Fund (net asset value $12.78
    in 1996)                           8.27         110         106           -           -           -

*   Dreyfus Lifetime Growth &
     Income Fund (net asset
     value $15.51 in 1996)           577.32       8,497       8,954           -           -           -

*   Dreyfus Lifetime Growth Fund
     (net asset value $16.26 in
     1996)                            18.48         302         300           -           -           -

    Neuberger & Berman Guardian
     Trust (net asset value
     $15.87 in 1996)                  24.92         366         396           -           -           -

    Crabbe Huson Equity Fund
     (net asset value $18.85
     in 1996)                          8.97         169         169           -           -           -

    Heartland Value Fund
     (net asset value $31.65
     in 1996)                         18.16         569         575           -           -           -

    Crabbe Huson Special Fund
     (net asset value $14.33
     in 1996)                          6.17          86          89           -           -           -

    Warburg Pincus International
     Equity Fund (net asset
     value $20.84 in 1996)            10.62         223         222           -           -           -
                                                -------     -------                 -------     -------
                                                 19,825      20,638                  10,834      12,486

*   Foodmaker, Inc. Common Stock     257.23       1,895       2,288      227.46         996       1,364

*   Participant notes receivable          -       3,231       3,231           -       2,543       2,543
                                                -------     -------                 -------     -------

                                                $35,000      36,206                  29,020      31,040
                                                =======     =======                 =======     =======
    * Party-in-interest

                    See accompanying Independent Auditors' Report.

                                                                 Schedule II
                                                                 -----------
                  FOODMAKER, INC. EASY$AVER PLUS PLAN

              Line 27d-Schedule of Reportable Transactions
                      Year ended December 31, 1996
                             (in thousands)


                                                                                                        Current
                                                                                                         Value
                                                                                                       of Asset     Net
                                                                                                           on      Gain
   Identity of Party                             Description              Purchase  Selling   Cost of Transaction   or
      Involved                                     of Asset                 Price    Price     Asset      Date    (Loss)
   -----------------                             -----------                -----    -----     -----      ----    ------
Fidelity Investments                         Fidelity Equity Income          502         -       502       502         -
                                             Fund                              -     9,725     7,344     9,725     2,381

Certus Asset Advisors                        Certus Stable Value           4,787         -     4,787     4,787         -
                                             Fund, Series J                    -     1,280     1,280     1,280         -

Twentieth Century Investors, Inc.            Twentieth Century               164         -       164       164         -
                                             Select Shares Capital             -     3,252     3,292     3,252       (40)
                                             Stock Fund

The Dreyfus Corporation                      Dreyfus Lifetime Portfolio    1,048         -     1,048     1,048         -
                                             Growth & Income                   -     1,478     1,442     1,478        36
                                             Income Fund

Foodmaker, Inc.                              Common Stock                    833         -       833       833         -
                                                                               -     1,142     1,077     1,142        65

The Boston Company                           TBC, Inc. Pooled              4,560         -     4,560     4,560         -
                                             Employee Fund                     -     4,364     4,364     4,364         -

Northern Trust Company                       Collective Short-Term         2,862         -     2,862     2,862         -
                                             Investment Fund                   -     3,061     3,061     3,061         -

State Street Bank                            State Street Selection          525         -       525       525         -
                                             Fund                              -     1,265     1,265     1,265         -

                                    -16-

                                EXHIBITS

1.   Consent of KPMG Peat Marwick LLP.


                                SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            FOODMAKER, INC. EASY$AVER
                                            PLUS PLAN





Date:  June 27, 1997                        By:LAWRENCE E. SCHAUF
                                               ------------------
                                               Lawrence E. Schauf
                                               Member, Administrative Committee

                                                                    Exhibit 1



                      Independent Auditors' Consent
                      -----------------------------

The Board of Directors
Foodmaker, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-54602) on Form S-8 of Foodmaker, Inc. of our report dated June 23, 1997, relating to the statements of net assets available for benefits of the Foodmaker, Inc. Easy$aver Plus Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1996, and all related schedules, which report appears in the December 31, 1996 annual report on Form 11-K of the Foodmaker, Inc. Easy$aver Plus Plan.

                                             KPMG PEAT MARWICK LLP

San Diego, California
June 27, 1997